

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

<u>Via E-mail</u>
Mr. Joseph McMurry
President
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

> **Re: Book It Local, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2013**
> **File No. 333-183983**

We issued comments to you on the above captioned filing(s) on August 16, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 4, 2014 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 4, 2014, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director